UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.        )*

GWG HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

36192A 10 9

(CUSIP Number)

John A. Stahl

325 North St. Paul Street, Suite 2650

Dallas, Texas 75201

(612) 746-1944

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: LT-23 Custody Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 2,067,638
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 2,067,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,067,638
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2%(1)
14.	Type of Reporting Person: OO (trust)

(1)	Based upon 33,094,664 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of August 11, 2020, as disclosed in the Issuer’s in the Form 10-Q for the quarter ended June 30, 2020, filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 14, 2020 (the “Second Quarter Form 10-Q”)

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: LT-24 Custody Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 2,067,638
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 2,067,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,067,638
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2%(1)
14.	Type of Reporting Person: OO (trust)

(1)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, as disclosed in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: LT-25 Custody Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 2,067,638
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 2,067,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,067,638
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2%(1)
14.	Type of Reporting Person: OO (trust)

(1)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, as disclosed in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: LT-26 Custody Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 2,067,638
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 2,067,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,067,638
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2%(1)
14.	Type of Reporting Person: OO (trust)

(1)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, as disclosed in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: John A. Stahl, not in his individual capacity but solely as Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 9,837,264(1)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 9,837,264(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,837,264(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 29.7%(2)
14.	Type of Reporting Person: IN; HC

(1)

Includes (i) 783,356 shares of Common Stock held in LT-21 Custody Trust; (ii) 783,356 shares of Common Stock held in LT-22 Custody Trust; (iii) 2,067,638 shares of Common Stock held in LT-23 Custody Trust; (iv) 2,067,638 shares of Common Stock held in LT-24 Custody Trust; (v) 2,067,638 shares of Common Stock held in LT-25 Custody Trust; and (vi) 2,067,638 shares of Common Stock held in LT-26 Custody Trust. The Trustee of the Certificateholders has no pecuniary interest in these shares of Common Stock.

(2)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, as disclosed in the Second Quarter Form 10-Q.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.001 par value, (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”). The Issuer’s principal executive office is located 325 North St. Paul Street, Suite 2650, Dallas, Texas 75201.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed jointly on behalf of the following persons (collectively the “Reporting Persons”):

i.	LT-23 Custody Trust;

ii.	LT-24 Custody Trust;

iii.	LT-25 Custody Trust;

iv.	LT-26 Custody Trust (with the Reporting Persons listed in clauses “i” through “iv” of this Item 2(a) collectively referred to as the “Custody Trusts”); and

v.	John A. Stahl, not in his individual capacity but solely as Trustee of each of the following trusts: The LT-21 LiquidTrust, The LT-22 LiquidTrust, The LT-23 LiquidTrust, The LT-24 LiquidTrust, The LT-25 LiquidTrust, and The LT-26 LiquidTrust (each, a “LiquidTrust” and collectively, the “LiquidTrusts”), each such LiquidTrust being Certificateholder of each of the Custody Trusts.

(b)	The business address for each Reporting Person is as follows:

For each of the Custody Trusts:	251 Little Falls Drive, Wilmington, DE 19808

For Mr. Stahl:	325 N. Saint Paul Street, Suite 4850, Dallas, TX 75201

(c)	Present principal occupation or employment:

For the Custody Trusts:	Not applicable.

For Mr. Stahl:	Trustee.

(d)-(e)	During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Custody Trusts is established pursuant to the laws of the State of Delaware. Mr. Stahl is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On October 23, 2020, but effective as of September 30, 2020, each of The LT-21 Exchange Trust, The LT-22 Exchange Trust, The LT-23 Exchange Trust, The LT-24 Exchange Trust, The LT-25 Exchange Trust, and The LT-26 Exchange Trust (each, an “Exchange Trust” and collectively, the “Exchange Trusts”), trusts for which James E. Turvey and Murray T. Holland serve as Trust Advisors, on the one hand, transferred its shares of Common Stock of the Issuer and Seller Trust L Bonds of the Issuer (the “Shares”) to one of the LiquidTrusts, trusts for which John A. Stahl serves as Trustee, and, on the other hand, each LiquidTrust transferred to one of the Exchange Trusts its beneficial interest in one of the Custody Trusts. The LiquidTrusts have agreed to enter into a stockholders agreement with respect to the Shares.

On October 23, 2020, but effective as of September 30, 2020, each of the LiquidTrusts contributed the Shares to one of the Custody Trusts. The Custody Trusts have agreed to enter into a stockholders agreement with respect to the Shares.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Shares for investment purposes.

The Reporting Persons do not have any present plans which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The beneficial ownership percentage of the Reporting Persons is calculated based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, as disclosed in the Second Quarter Form 10-Q.

Reporting Person	Amount beneficially owned	Percent of class	Sole Power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
LT-23 Custody Trust	2,067,638	6.2%	N/A	2,067,638	N/A	2,067,638
LT-24 Custody Trust	2,067,638	6.2%	N/A	2,067,638	N/A	2,067,638
LT-25 Custody Trust	2,067,638	6.2%	N/A	2,067,638	N/A	2,067,638
LT-26 Custody Trust	2,067,638	6.2%	N/A	2,067,638	N/A	2,067,638
John A. Stahl, not in his individual capacity but solely as Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts	9,837,264	29.7%	N/A	9,837,264	N/A	9,837,264

(c)	Except as set forth in Item 3 of this Schedule 13D, there were no transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons.

(d)

The beneficiaries of the Custody Trusts have the right to receive, but do not have the power to direct, the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Custody Trusts.

Except as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Trustee of the LiquidTrusts, as Certificateholders, has sole decision-making authority with respect to each of the Custody Trusts, and therefore, the Trustee of the LiquidTrusts, as Certificateholders, has voting power and dispositive power with respect to the shares of Common Stock held by each of the Custody Trusts.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement dated November 2, 2020, by and among the Reporting Persons (attached hereto).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2020

LT-23 CUSTODY TRUST LT-24 CUSTODY TRUST LT-25 CUSTODY TRUST LT-26 CUSTODY TRUST

By:	/s/ John A. Stahl
Name:	John A. Stahl
Title:	Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts

JOHN A. STAHL

/s/ John A. Stahl
John A. Stahl, not in his individual capacity but solely as Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of GWG Holdings, Inc., and that this agreement be included as an Exhibit 99.1 to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

[signatures pages follow]

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 2nd day of November 2020.

LT-23 CUSTODY TRUST LT-24 CUSTODY TRUST LT-25 CUSTODY TRUST LT-26 CUSTODY TRUST

By:	/s/ John A. Stahl
Name:	John A. Stahl
Title:	Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts

JOHN A. STAHL

/s/ John A. Stahl
John A. Stahl, not in his individual capacity but solely as Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts

[signature page to joint filing agreement]